

July 20, 2010

Boris Rubizhevsky
Chief Executive Officer and Chief Financial Officer
Centracan, Inc.
1365 N. Courtenay Parkway, Suite A
Merritt Island, FL 32953

> **Re: Centracan, Inc.**
> **Form 8-K Item 4.01**
> **Filed July 15, 2010**
> **File No. 000-52910**

Dear Mr. Rubizhevsky:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within five business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Item 4.01 Changes in Registrant's Certifying Accountant, page 2

1. Please amend your Form 8-K to address the uncertainty related to your ability to continue as going concern, which is disclosed in the Report of Independent Registered Public Accounting Firm, Li & Company, PC for the audits of the two most recently completed fiscal years. Note that such disclosure is required by Item 304(a)(1)(ii) of Regulation S-K.

2. We note that you have engaged the accounting firm of Moss, Krusick & Associates, LLC ("Moss") as your independent accountant. It does not appear that Moss is registered with the Public Company Accounting Oversight Board (PCAOB). Please confirm to us whether Moss is registered with the PCAOB, and if so, tell us the date that Moss applied for registration with the PCAOB. To the extent that Moss is not registered with the PCAOB, you must engage a new accountant that is a publicly registered accounting firm to perform review or audit work for the company.

3. Please amend to provide the applicable disclosures under Item 304 of Regulation S-K with respect to your termination of Berman Hopkins Wright and LaHam, CPAs and Associates, LP.

4. Please obtain and file Exhibit 16 letters from the former accounting firms stating whether the accountants agree with the respective statements made in your revised Form 8-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

*   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

*   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

*   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Raquel Howard, Staff Accountant at 202-551-3291 or me at 202-551-3688 if you have questions regarding comments and related matters.

Sincerely,

Ryan C. Milne
Accounting Branch Chief

cc: Joseph M. Lucosky, Esq.
        Anslow & Jaclin, LLP
        Via facsimile (732) 577-1188